EDWARDS ANGELL PALMER & DODGE LLP

111 Huntington Avenue Boston, MA 02199 617.239.0100 *fax* 617.227.4420 eapdlaw.com

William C. Hicks
617.239.0435
whicks@eapdlaw.com



FILE NO. 82-04966

Via Courier

November 2, 2007

Elliott Staffin, Esq.
Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL
PROCESSED
NOV 0 7 2007
THOMSON
FINANCIAL

Re: **Computershare Limited**
      (SEC File No. 82-04966)
      Notification pursuant to Rule 12g3-2(f) that Computershare Limited will in the future satisfy its ongoing requirement to furnish to the Commission the information required by subparagraph (b)(1)(iii) of Rule 12g3-2 by publishing such information on the website of the Australian Stock Exchange (www.asx.com.au) rather than continuing to submit such documents to the Commission in paper form.

Dear Mr. Staffin:

   This letter is being furnished to the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the *"Commission"*) on behalf of our client, Computershare Limited (the *"Company"*).

   The purpose of this letter is to notify the Commission pursuant to Rule 12g3-2(f) that the Company will in the future satisfy its ongoing requirement to furnish to the Commission the information required by subparagraph (b)(1)(iii) of Rule 12g3-2 promulgated under Securities Exchange Act of 1934 (the *"Exchange Act"*) by publishing such information on the website of the Australian Stock Exchange (the *"ASX"*) at www.asx.com.au rather than continuing to submit such documents to the Commission in paper form.

   In 1999, the Commission accepted the Company's original application to establish an exemption from Exchange Act registration pursuant to Rule 12g3-2(b) and added the Company to the list maintained by the Commission (the *"Exemption List"*) of companies claiming the exemption. In 2005, the Company was removed from the Exemption List. In October 2007, the Commission reinstated the Company to the Exemption List upon application of the Company.

The Company has advised us that, pursuant to new subparagraph (f) of Rule 12g3-2, the Company will publish (in English) the information required under subparagraph (b)(1)(iii) of Rule 12g3-2 through the website of the ASX, an electronic information delivery system generally available to the public in Australia, the Company's primary trading market, and the United States, rather than furnish such information to the Commission in paper form. Pursuant to subparagraph (f)(2) of Rule 12g3-2(b), the Company hereby informs the Commission that the website address of the ASX is **www.asx.com.au**. The Company has advised us that pursuant to new subparagraph (e) of Rule 12g3-2(b), the Company's electronic publications on the website of the ASX will be in English and will include, along with the other information required by Rule 12g3-2(b)(iii), the Company's annual report (including or accompanied by annual financial statements), interim reports that include financial statements, press releases and all other communications and documents distributed directly to securityholders of each class of the Company's securities to which the exemption under Rule 12g3-2(b) relates.

All information and documents furnished under paragraph (b)(1) of Rule 12g3-2 are furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this information, please do not hesitate to contact the undersigned at 617-239-0435.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter. Thank you.

Very truly yours,

William C. Hicks

cc: Stanley Keller
         Edwards Angell Palmer & Dodge LLP

         Stephen Cesso
         US General Counsel
         Computershare Inc.

END